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C 3-6

SECURITIES [barcode] SION

03013017

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 44035

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 AND ENDING 12/31/02
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PPI Employee Benefits Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

245 Long Hill Road
(No. and Street)

Middletown	CT	06457
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeff McLaughlin (860) 343-4940
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Beers, Hamerman and Co., P.C.
(Name – *if individual, state last, first, middle name*)

234 Church Street	New Haven	CT	06510
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

RECD S.E.C.
MAR - 4 2003
613

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

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OATH OR AFFIRMATION

I, Michael P. DeBaggis, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PPI Employee Benefits Corporation, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Michael P DeBaggis Jr
Signature

President
Title

Marianne DelVecchio
Notary Public
My Commission Exp. Jan. 31, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PPI EMPLOYEE BENEFITS CORPORATION

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

YEAR ENDED DECEMBER 31, 2002

TABLE OF CONTENTS

Beers, Hamerman & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
PPI Employee Benefits Corporation

We have audited the accompanying statement of financial condition of PPI Employee Benefits Corporation as of December 31, 2002 and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PPI Employee Benefits Corporation as of December 31, 2002 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the computation of net capital under rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Beers, Hamerman & Company PC

New Haven, Connecticut
February 20, 2003

234 Church Street • P.O. Box 9615 • New Haven, Connecticut 06535
203.787.6527 • Fax: 203.776.8745 • www.bhco.com

PPI EMPLOYEE BENEFITS CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

Assets	
Current assets:	
Cash	$ 811,884
Accounts receivable	749,589
Due from parent company	78,186
Prepaid expenses	106,782
Total current assets	1,746,441
NSCC Clearing Fund deposit	23,000
Total assets	$ 1,769,441
Liabilities and Shareholder's Equity	
Current liabilities:	
Accounts payable	$ 15,893
Commission payable to affiliated broker dealer	219,307
Income tax payable	191,188
Total current liabilities	426,388
Shareholder's equity:	
Common stock, no par value; 20,000 shares authorized; 100 shares issued and outstanding	1,000
Additional paid-in capital	108,633
Retained earnings	1,233,420
Total shareholder's equity	1,343,053
Total liabilities and shareholder's equity	$ 1,769,441

See accompanying notes to financial statements.

BH&CO

PPI EMPLOYEE BENEFITS CORPORATION

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2002

Commission income		$ 6,090,150
Expenses:		
Operating expenses	$ 4,519,511	
Commission to affiliated broker dealer	261,764	
Licenses and fees, registrations, publications	189,063	
Insurance	23,726	
Loss reimbursement	12,916	
Professional fees	10,372	
Employee development	1,790	
Total expenses		5,019,142
Income before income taxes		1,071,008
Income taxes		427,300
Net income		$ 643,708

See accompanying notes to financial statements.

PPI EMPLOYEE BENEFITS CORPORATION

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2002

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Shareholder's Equity
Balance - December 31, 2001	$ 1,000	$ 108,633	$ 589,712	$ 699,345
Net income	-	-	643,708	643,708
Balance - December 31, 2002	$ 1,000	$ 108,633	$ 1,233,420	$ 1,343,053

See accompanying notes to financial statements.

BH&CO

PPI EMPLOYEE BENEFITS CORPORATION

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2002

Cash flows from operating activities:	
Net income	$ 643,708
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) in operating assets:	
Due from parent	(506,649)
Accounts receivable	(262,464)
Prepaid expenses	(16,288)
Increase in operating liabilities:	
Accounts payable	11,224
Commission payable	183,949
Income tax payable	104,661
Net cash used by operating activities	158,141
Cash balance - beginning	653,743
Cash balance - ending	$ 811,884

Supplemental Information:

Cash payments for income taxes	$ 322,639

See accompanying notes to financial statements.

PPI EMPLOYEE BENEFITS CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

History and business activity

PPI Employee Benefits Corporation is a wholly owned subsidiary of Professional Pensions, Inc., a Connecticut corporation that was acquired on January 1, 1999 by Principal Financial Group (PFG).

The Company acts as a broker-dealer, dealing solely in mutual fund. It executes customers' instructions, prepares trade confirmations, and settles the money related to the trades. All funds in connection with brokerage activities are delivered promptly, without customer funds being held. The Company's registrations as a broker-dealer were approved by the Securities and Exchange Commission on August 15, 1991, and by the National Association of Securities Dealers, Inc. on August 21, 1992. The Company first operated as a broker-dealer in November 1992.

Income taxes

The Company is included in consolidated income tax returns filed by PFG. Its share of any income tax liability is transferred to PFG. The income tax rate used is the incremental tax rate of the parent company.

Deferred income taxes are provided to account for differences between the basis of assets and liabilities for financial and tax reporting purposes. For the year ended December 31, 2002, there were no differences between the tax and financial reporting basis of the Company's assets and liabilities.

Accounts receivable

Management believes that all accounts receivable as of December 31, 2002 are fully collectible; therefore, no allowance for doubtful accounts has been reflected in the financial statements. There was no bad debt expense for the year ended December 31, 2002.

Commissions

Commissions are recorded on a trade-date basis as securities transactions occur.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital as defined by the S.E.C. of $414,513, which was $386,087 in excess of its required net capital of $28,426. The Company's net capital ratio was 1.0 to 1.

NOTE 3 - PROVISION FOR INCOME TAXES

The provision for income taxes consists of:

Current:	
Federal	$ 347,000
Connecticut	80,300
	$ 427,300

At December 31, 2002, the liabilities for Federal income taxes and Connecticut income taxes were $125,198 and $65,990, respectively. These amounts were owed to PFG, a related party, disclosed in Note 1.

NOTE 4 - OPERATING EXPENSES

The operations of the Company are an integral part of the operations of its parent, Professional Pensions, Inc. (PPI). PPI shares certain of its personnel, equipment and facilities with the Company. This arrangement facilitates the proper and efficient operations of both entities. On a monthly basis, PPI bills the Company for the use of its personnel, equipment and facilities.

For the year ended December 31, 2002, operating expenses billed to the Company were $4,519,511. At December 31, 2002, PPI owed the Company $78,186. for payments in excess of the billed amounts.

NOTE 5 - OFF BALANCE SHEET RISK

The total cash held in the Company's bank account exceeded the amount insured by the Federal Deposit Insurance Corporation (FDIC) by $714,928 at December 31, 2002.

NOTE 6 - BUSINESS CONCENTRATION

During 2002, the Company earned 54% of its revenue from one mutual fund house.

NOTE 7 - COMMISSION PAYABLE TO RELATED PARTY

The Company pays 100% of commission it earns on certain transactions to an affiliated broker dealer and subsidiary of PFG (see Note 1). Total commission earned and due to the affiliate for the year ended December 31, 2002 was $261,764. At December 31, 2002, $219,307 had been collected by the Company but not yet paid to the affiliate. The Company does not retain any income for performance of these services.

NOTE 8 - EARNINGS FROM RELATED PARTIES

The Company derives revenue from transactions involving mutual funds owned by PFG (see Note 1). Revenue from these transactions, for the year ended December 31, 2002 was $424,141. A portion of this revenue was included in the amounts forwarded to an affiliated broker dealer and subsidiary of PFG below.

The Company earns an administrative fee of 11 basis points annually on a portion of assets under management by a subsidiary of PFG (see Note 1). The total administrative fee earned by the Company during 2002 was $8,335.

NOTE 9 - LOSS REIMBURSEMENT

The Company acts as a broker-dealer for retirement plan mutual fund investments. Losses resulting from untimely processing of investment transactions are charged to the Company. These losses result from the market value fluctuations during the transaction-processing period. The losses charged to the Company during 2002 were $12,916.

NOTE 10 - NSCC CLEARING FUND DEPOSIT

The Company is a member of the National Securities Clearing Corporation (NSCC). The NSCC provides centralized clearance, settlement, and information services to the financial services industry. All mutual fund transactions initiated by the Company are settled through the NSCC for transactions with funds, which participate in the NSCC. As a member of the NSCC, the Company is required to make a deposit into their Clearing Fund based on the member's use of the NSCC's facilities. The amount deposited with the NSCC at December 31, 2002 was $23,000.

NOTE 11 - TERMINATION OF ACTIVITIES

The Company is currently undertaking the transfer of all of its operations to another subsidiary of Principal Financial Group, see Note 1. The Company is contemplating the termination of all of its business activities by December 31, 2003.

B&HCO

PPI EMPLOYEE BENEFITS CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2002

Net capital:	
Shareholder's equity	$1,343,053
Deductions -	
Non-allowable assets:	
Accounts receivables outstanding more than 30 days	720,572
Prepaid expenses	106,782
Due from parent	78,186
NSCC Clearing Fund deposit	23,000
	928,540
	$ 414,513
Aggregate indebtedness:	
Accounts payable	$ 15,893
Commission payable	219,307
Income tax payable	191,188
	$ 426,388
Computation of basic net capital requirement:	
Minimum net capital required	$ 28,426
Excess net capital at 1,500 percent	$ 386,087
Excess net capital at 1,000 percent	$ 371,874
Ratio: Aggregate indebtedness to net capital	1.03 to 1
Reconciliation with Company's computation:	
Net capital, as reported in Company's Part II Focus Report	$ 451,998
Audit adjustments:	
Increase in provision for current year's income tax expense	(19,168)
Adjustment to accounts receivable	54,209
Adjustment to accounts payable	(72,526)
Net capital per above	$ 414,513

See auditor's report.

Beers, Hamerman & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors
PPI Employee Benefits Corporation

In planning and performing our audit of the financial statements of PPI Employee Benefits Corporation for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by PPI Employee Benefits Corporation, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

234 Church Street • P.O. Box 9615 • New Haven, Connecticut 06535
203.787.6527 • Fax: 203.776.8745 • www.bhco.com

BH&Co

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Bern, Hammer & Company PC

New Haven, Connecticut
February 20, 2003